November 8, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Division of Corporate Finance

Re:	IPC The Hospitalist Company, Inc.

Form 10-K for the fiscal year ended December 31, 2009

File No. 001-33930

Ladies and Gentlemen:

Thank you for your letter dated October 25, 2010, addressed to Dr. Adam D. Singer of IPC The Hospitalist Company, Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comment, and our response follows.

Definitive Proxy Statement

Performance Based Bonus

We note your response to comment 2. As the quality goal accounts for 10% of the bonus, we believe it is material. Please provide us with a detailed analysis supporting your determination that disclosure of the goal is likely to cause competitive harm. Please note, we cannot assess the likelihood of competitive harm without knowing what the quality goals are. You may request confidential treatment of the portions of your response that you believe are confidential pursuant to Rule 83. Additionally, please also note that in the event you do not achieve the quality goals you will still be in a position where you will be required to disclose that you did not achieve the quality goals.

Response:

In response to the Staff’s comment, and to the extent the quality goal continues to be a material element of the Company’s compensation program, the Company will include in its future filings, if applicable, a more detailed specific description and quantification of its quality goal and the metrics utilized to determine the level of goal achievement, and a discussion of how the level of achievement of the quality goal affected the actual bonus granted.

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Corporate Headquarters • 4605 Lankershim Blvd, Suite 617 • North Hollywood, CA 91602 • Tel (818) 766-3502 • Fax (818) 766-3999 • Toll Free (888) 447-2362 • www.hospitalist.com

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (818)766-3502.

Very truly yours,

Adam D. Singer M.D.
Chief Executive Officer

cc:	Suzanne Hayes, Branch Chief

John Krug, Staff Attorney

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